SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

01

Earnings Release

Lisbon, Portugal, 3 November 2011

Following the Vivo transaction on 27 September 2010, PT adjusted its 2010 financial statements in order to recognise Vivo as a discontinued operation and, following the acquisition on 28 March 2011 of a 25.3% stake in Oi and a 14.1% stake in Contax, PT’s statement of financial position proportionally consolidated the assets and liabilities of these stakes as at 31 March 2011 and the related income statement as from 1 April 2011. As from 3Q11, PT reports its Portuguese telecommunication businesses, which include the wireline and TMN , as a new operating segment. As part of this new reporting format, PT also reports its revenues on a per customer segment basis, which are “Residential”, “Personal”, “Enterprise” and “Wholesale and other”. Tables related to wireline and TMN, PT’s previous operating segments are provided in Annex for comparative purposes.

In 9M11, consolidated operating revenues amounted to Euro 4,416 million, while EBITDA reached Euro 1,654 million. Consolidated EBITDA margin stood at 37.5% and in Portuguese telecommunication businesses reached 45.7%, an increase of 1.3pp. Net income reached Euro 333 million and basic earnings per share stood at Euro 0.39. In 9M11, capex amounted to Euro 704 million, equivalent to 15.9% of revenues. Capex in Portuguese telecommunication businesses stood at Euro 400 million and was primarily directed to the investment in the rollout of new technologies and services, namely the FTTH network and TV service and to investments in the swap of 2G equipment to LTE (4G) enabled equipment. In 9M11, EBITDA minus capex reached Euro 950 million, while EBITDA minus capex of the Portuguese businesses amounted to Euro 592 million. In 9M11, operating cash flow stood at Euro 894 million. Free cash flow, adjusted for the investment in Oi and Contax and the proportional consolidation of its free cash flow increased to Euro 591 million in 9M11, as compared to Euro 152 million in 9M10, adjusted for the first instalment received from Telefónica. As at 30 September 2011, excluding the proportional consolidation of Oi and Contax, net debt adjusted for the receivable from Telefónica, received in 31 October 2011, and for the tax effect related to the transfer of the regulated pension plans to the Portuguese state, amounted to Euro 4,151 million, following the Euro 1,118 million dividend payment in 3 June 2011 (Euro 1.30 per share). In 9M11, cost of net debt stood at 2.4%, while excluding the interest on certain cash deposits in Brazilian reais related to the acquisition of Oi stood at 3.4%. The liquidity position excluding the consolidation of Oi and Contax and including cash, underwritten commercial paper, standby lines and the receivable from Telefónica, was Euro 5,524 million as at 30 September 2011. All maturities and commitments are fully financed until the end of 2013.

Table 1 _ Consolidated financial highlights (1)	Euro million

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Operating revenues	1,747.0	952.2	83.5%		4,415.8	2,792.6	58.1%
Operating costs (2)	1,092.8	570.3	91.6%		2,761.8	1,663.3	66.0%
EBITDA (3)	654.2	381.9	71.3%		1,654.0	1,129.2	46.5%
Income from operations (4)	290.4	164.5	76.6%		699.4	526.5	32.8%
Net income	105.6	5,353.2	(98.0)%		333.5	5,617.7	(94.1)%
Capex	285.8	181.4	57.5%		703.8	493.6	42.6%
Capex as % of revenues (%)	16.4	19.1	(2.7	)pp	15.9	17.7	(1.7	)pp
EBITDA minus Capex	368.5	200.4	83.8%		950.3	635.6	49.5%
Operating cash flow	369.0	227.5	62.2%		893.8	410.4	117.8%
Free cash flow (5)	180.9	130.0	39.2%		497.7	151.8	227.8%
Adjusted net debt (6)	6,314.5	781.6	n.m.		6,314.5	781.6	n.m.
Adjusted net debt exc. Oi and Contax (6)	4,150.5	781.6	n.m.		4,150.5	781.6	n.m.
After-tax unfunded PRB obligations	658.4	1,118.0	(41.1)%		658.4	1,118.0	(41.1)%
EBITDA margin (%) (7)	37.4	40.1	(2.7	)pp	37.5	40.4	(3.0	)pp
Adjusted net debt/EBITDA (x) (6) (8)	2.5	0.5	2.0	x	2.5	0.3	2.2	x
Adjusted net debt exc. Oi and Contax/EBITDA (x) (6)	2.9	0.5	2.4	x	2.9	0.3	2.6	x
Basic earnings per share	0.12	6.11	(98.0)%		0.39	6.41	(94.0)%
Diluted earnings per share (9)	0.12	5.70	(97.9)%		0.38	6.00	(93.7)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the assets and liabilities of these investments in its statement of financial position and net income as from 1 April 2011. (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.  (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (5) In 9M11, this caption excludes the cash out-flow related to the investment in Oi and Contax (Euro 3,728 million), while in 9M10 excludes the first instalment related to Vivo transaction (Euro 4,500 million). (6) Net debt as at September 2011 was adjusted for the receivable from Telefónica and for the tax effect on pensions debt due to the Portuguese State. (7) EBITDA margin = EBITDA / operating revenues. (8) For the purpose of this ratio, EBITDA in 9M11 was adjusted in order to include the proportional contribution of Oi and Contax in 1Q11 and 4Q10. (9) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

02

Financial Review

Income Statement

In 9M11, consolidated operating revenues increased by 58.1% y.o.y to Euro 4,416 million, as compared to Euro 2,793 million in 9M10, reflecting the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 1,858 million), including the Dedic/GPTI business as from 1 July 2011, following the completion of the exchange of PT’s interest in this business for an additional stake in Contax. Excluding this effect, consolidated operating revenues would have decreased by 8.4% y.o.y to Euro 2,558 million in 9M11, as a result of revenue decline in Portuguese telecommunication businesses and the disposal of Dedic/GPTI to Contax in 1 July 2011 and notwithstanding revenue growth in international operations, namely MTC in Namibia and Timor Telecom.

Table 2 _ Consolidated income statement (1)	Euro million

	3Q11	3Q10	y.o.y	9M11	9M10	y.o.y
Operating revenues	1,747.0	952.2	83.5%	4,415.8	2,792.6	58.1%
Portugal (2)	731.0	789.3	(7.4)%	2,173.6	2,354.7	(7.7)%
Residential	171.0	162.3	5.4%	510.0	481.7	5.9%
Personal	199.9	224.0	(10.8)%	574.8	648.1	(11.3)%
Enterprise	238.0	261.6	(9.0)%	736.7	817.2	(9.9)%
Wholesale, other and eliminations	122.1	141.5	(13.7)%	352.1	407.7	(13.6)%
Brazil • Oi	801.4	0.0	n.m.	1,633.7	0.0	n.m.
Other and eliminations	214.6	162.9	31.8%	608.5	437.9	39.0%
Operating costs (3)	1,092.8	570.3	91.6%	2,761.8	1,663.3	66.0%
Wages and salaries	284.0	163.7	73.4%	743.3	470.6	58.0%
Direct costs	299.3	137.4	117.9%	716.2	412.8	73.5%
Commercial costs	140.7	98.0	43.5%	351.4	272.2	29.1%
Other operating costs	368.9	171.2	115.5%	950.9	507.8	87.3%
EBITDA (4)	654.2	381.9	71.3%	1,654.0	1,129.2	46.5%
Post retirement benefits	14.3	17.8	(20.0)%	40.6	53.5	(24.0)%
Depreciation and amortisation	349.6	199.6	75.1%	914.0	549.3	66.4%
Income from operations (5)	290.4	164.5	76.6%	699.4	526.5	32.8%
Other expenses (income)	11.8	100.5	(88.3)%	24.3	121.1	(79.9)%
Curtailment costs, net	0.8	1.6	(52.6)%	6.3	10.9	(41.6)%
Net losses (gains) on disposal of fixed assets	0.1	(1.8)	n.m.	(0.0)	(1.0)	(95.6)%
Net other costs (gains)	10.9	100.7	(89.1)%	18.0	111.2	(83.8)%
Income before financ. & inc. taxes	278.6	64.0	n.m.	675.1	405.4	66.5%
Financial expenses (income)	88.6	98.8	(10.3)%	116.9	145.6	(19.8)%
Net interest expenses (income)	118.2	56.9	107.5%	199.4	175.5	13.6%
Equity in earnings of affiliates, net	(46.6)	18.5	n.m.	(169.1)	(65.4)	158.7%
Net other financial losses (gains)	17.1	23.3	(26.7)%	86.5	35.5	144.0%
Income before income taxes	190.0	(34.8)	n.m.	558.2	259.7	114.9%
Provision for income taxes	(53.3)	(37.6)	41.8%	(155.1)	(64.1)	141.8%
Income from continued operations	136.7	(72.4)	n.m.	403.1	195.6	106.1%
Income from discontinued operations	0.0	5,474.8	n.m.	0.0	5,551.5	n.m.
Income before non-controlling interests	136.7	5,402.4	(97.5)%	403.1	5,747.0	(93.0)%
Losses (income) attributable to non-controlling interests	(31.1)	(49.2)	(36.8)%	(69.7)	(129.3)	(46.1)%
Consolidated net income	105.6	5,353.2	(98.0)%	333.5	5,617.7	(94.1)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the net income as from 1 April 2011. (2) Businesses in Portugal include former wireline and TMN. This caption includes the impact of the decline in regulated mobile termination rates (MTRs). At TMN, this impact amounted to Euro 9 million in 3Q11. (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

In 9M11, revenues from Portuguese telecommunication businesses decreased by 7.7% y.o.y (Euro 181 million), negatively impacted by: (1) revenue decline at the Personal customer segment (Euro 73 million), including lower equipment sales (Euro 10 million), lower interconnection revenues (Euro 22 million), and lower customer revenues (Euro 42 million) that reflect challenging economic conditions, including a VAT increase (+3pp y.o.y in 1H11 and 2pp y.o.y in 3Q11), coupled with increasing popularity of tribal plans; (2) the decline in the Enterprise segment (Euro 81 million), and (3) lower revenues associated with the wholesale and other businesses (Euro 56 million), including a negative impact from the directories business (Euro 16 million). PT has a financial investment of 25% in the company “Páginas Amarelas”, which is managed by Truvo. The total impact in Portuguese revenues of lower mobile termination rates (MTRs) stood at Euro 26 million in 9M11. These negative effects were partially offset by an increase in revenues from Residential customer segment (+5.9% y.o.y), mainly related to Pay-TV and broadband revenues, which are underpinned by the success of Meo’s double and triple play offers. In 9M11, non-voice revenues in Portugal represented 46.1% of service revenues, having grown 3.8pp y.o.y. This positive evolution of PT’s revenue mix is making performance more resilient and predictable and was achieved on the back of increased penetration of data and video services across all segments, following the significant investments in the rollout of FTTH and leading-edge technology.

In the Residential customer segment, operating revenues increased by 5.9% y.o.y in 9M11, from Euro 482 million to Euro 510 million, on the back of the continued strong performance of Meo triple-play offer (voice, broadband and pay-TV) and benefiting from a relentless effort to transform PT’s residential service offering from a legacy fixed telephone to a triple play offering, which is more competitive and more resilient to adverse economic conditions. Residential retail accesses or retail revenue generating units (RGUs) increased by 9.7% y.o.y, reaching 3,460 thousand, with pay-TV and broadband accesses already accounting for 52% of total residential retail accesses in 9M11. Pay-TV customers increased by 135 thousand, reaching 909 thousand, up by 26.7% y.o.y, while broadband customers increased by 70 thousand to 880 thousand, up by 13.6% y.o.y. Retail RGU per access increased by 9.1% y.o.y in 9M11 to 2.07. This solid performance was also underpinned by the investment in the coverage of one million households with FTTH, carried throughout 2009 and 2010, which continues to show steady commercial traction as more households become available for commercial sales.

In 9M11, Personal operating revenues decreased by Euro 73 million (-11.3% y.o.y) to Euro 575 million, mainly due to: (1) lower customer revenues (Euro 42 million), as a result of the economic conditions, including the increase in VAT and increased popularity of tribal plans, namely those without a monthly fee and only with mandatory top-up obligations; (2) lower interconnection revenues (Euro 22 million), mostly as a result of the negative impact of lower MTRs, and (3) lower equipment sales (Euro 9 million). It is worth highlighting that 3Q11 continued to show a sequential improvement in service revenues: -9.5% y.o.y in 3Q11, which compares to minus 11.5% y.o.y in 2Q11 and to minus 12.0% in 1Q11. The improvement of service revenues is underpinned by customer revenues, that were down by 6.8% in 3Q11 (-8.9% y.o.y in 2Q11 and -9.4% y.o.y in 1Q11). Notwithstanding the significant growth in fixed broadband, in 9M11 data revenues from Personal segment accounted for 30.9% of service revenues (+2.2pp y.o.y), as a result of the solid performance of data packages “internotelemovel”, which continued to show strong growth, explained by the commercial success of “e nunca mais acaba” and increased penetration of smartphones.

Operating revenues from the Enterprise customer segment decreased by 9.9% y.o.y in 9M11(Euro 81 million), from Euro 817 million to Euro 737 million, penalised by the economic environment and consequent cost cutting efforts from companies and the one-off projects with public administration that took place in 2010. PT’s strategy continued to focus on convergent offers and unlimited fixed-to-mobile voice and data solutions, integrated and vertical offers bundled with specific business software and flexible pricing solutions on a per workstation basis. Additionaly, PT continued to provide advanced one-stop-shop IT/IS solutions focusing on BPO and on the marketing of machine-to-machine solutions. These offers leverage on PT’s investment in FTTH and cloud computing solutions, which allow the offering of cloud-based services in partnership with software and hardware vendors.

Wholesale and other operating revenues, including intra-portuguese businesses eliminations, decreased by Euro 56 million (-13.6% y.o.y) to Euro 352 million, impacted by: (1) lower revenues from directories (Euro 16 million); (2) lower wholesale revenues (Euro 22 million), including lower ULL revenues and lower capacity sales, and (3) lower revenues from public phones (Euro 3 million).

Based on the former operating segments in Portugal, wireline operating revenues decreased by 5.3% y.o.y in 9M11, from Euro 1,453 million to Euro 1,376 million, while adjusting for a contract with public administration related to the provision of broadband in schools (Euro 18 million) and for the decline in the directories business (Euro 16 million), wireline revenues would have declined by 3.1% y.o.y impacted primarily by lower wholesale and data and corporate revenues. In 9M11, retail revenues increased by 0.7% y.o.y, from Euro 725 million to Euro 730 million, proving the steady and resilient performance of retail revenues, sustained by the improvement of non-voice revenues and the success of Meo offers.

In 9M11, TMN’s operating revenues decreased by Euro 116 million (-11.1% y.o.y) to Euro 930 million, mainly due to: (1) lower customer revenues (Euro 71 million), as a result of the economic conditions, including the increase in VAT and increased popularity of tribal plans, namely those without a monthly fee and only with mandatory top-up obligations; (2) lower interconnection revenues (Euro 32 million), mostly as a result of the negative impact of lower MTRs (Euro 24 million), and (3) lower equipment sales (Euro 16 million). It is worth highlighting that 3Q11 registered a marked improvement in service revenues performance: -8.6% y.o.y in 3Q11, which compares to -10.7% in 2Q11 and -12.2% in 1Q11.

In 9M11, Oi’s revenues stood at Euro 1,634 million, equivalent to R$ 3,748 million. Oi’s results are proportionally consolidated as from 1 April 2011, reflecting the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of Oi, which fully consolidates Oi companies, including Tele Norte Leste Participações, Telemar Norte Leste and Brasil Telecom.

Other revenues, including intra-group eliminations, increased by 39.0% y.o.y in 9M11 to Euro 609 million. This performance was mainly due to: (1) the impact of the proportional consolidation of Contax as from 1 April 2011 (Euro 226 million), including Dedic/GPTI as from 1 July 2011, and (2) an increase of 10.3% and 7.8% y.o.y at Timor Telecom and MTC, respectively. These effects were partially offset by a lower contribution from Dedic/GPTI, that was fully consolidated until 30 June 2011 and then integrated in Contax.

The contribution from fully and proportionally consolidated international assets to operating revenues stood at 58.1% in 3Q11, while Brazil accounted for 53.4% of operating revenues.

In 9M11, total PT customers stood at 89,678 thousand, up by 7.2% from 83,654 thousand in 9M10. Customers in international operations, including Brazil and Africa, represented 87% of total PT customers.

EBITDA increased by 46.5% y.o.y to Euro 1,654 million in 9M11, as compared to Euro 1,129 million in the same period last year, primarily due to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 580 million), including Dedic/GPTI in Contax as from 1 July 2011. Excluding this effect, EBITDA would have decreased by 4.9% y.o.y in 9M11 to Euro 1,074 million, equivalent to a margin of 42.0% (+1.5pp y.o.y). EBITDA performance in the period was impacted by the revenue decline and notwithstanding a 9.9% y.o.y reduction in operating costs excluding D&A and PRBs in Portuguese telecommunications businesses. This effect was partially offset by the revenue improvement from the Residential customer segment in 9M11.

It is worth highlighting that, based on the former operating segments in Portugal, the wireline business continued to show a solid performance (+0.6% y.o.y to Euro 564 million). TMN’s EBITDA margin was stable in 9M11 (-0.1pp y.o.y to 46.6%) as a result of a solid and continued cost cutting effort (operating costs declined by Euro 61 million) and notwithstanding the revenue decline.

Table 3 _ EBITDA by business segment (1)	Euro million

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Portugal	329.9	345.9	(4.6)%		992.9	1,044.7	(5.0)%
Brazil • Oi	277.7	0.0	n.m.		562.3	0.0	n.m.
Other and eliminations	46.7	36.0	29.7%		98.9	84.5	17.0%
EBITDA	654.2	381.9	71.3%		1,654.0	1,129.2	46.5%
EBITDA margin (%)	37.4	40.1	(2.7	)pp	37.5	40.4	(3.0	)pp
Portugal	329.9	345.9	(4.6)%		992.9	1,044.7	(5.0)%
Wireline	185.7	184.1	0.9%		563.6	560.4	0.6%
TMN	145.5	163.2	(10.8)%		433.5	488.4	(11.3)%
Other	(1.3)	(1.4)	(5.7)%		(4.2)	(4.1)	1.6%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

EBITDA from Portuguese telecommunication businesses amounted to Euro 993 million in 9M11 (-5.0% y.o.y), equivalent to a 45.7% margin, a 1.3pp y.o.y improvement. In 3Q11, EBITDA margin improved by 1.3pp y.o.y, to 45.1%, a resilient performance (+1.2pp in 2Q11, +1.5pp in 1Q11), that underlines the sustainability of PT’s cost cutting initiatives. Operating costs decreased by 9.9% y.o.y, on the back of: (1) pay-TV reaching critical mass, which leads to lower programming costs per customer; (2) fibre rollout, which has a superior quality of service leading to lower customer support and network maintenance costs; (3) the implementation of transformation initiatives, namely in customer care and field force, promoting the usage of self-care and benefiting from fixed-mobile integration, (4) increased simplicity of commercial offers and processes, namely for Personal customer segment, and (5) additional measures undertaken in anticipation of weaker macro fundamentals, reflecting PT’s strong cost focus. This solid performance was achieved against a backdrop of lower contribution to revenues and EBITDA derived from the directories business, which contracted Euro 16 million and Euro 5 million, respectively. PT has a financial investment of 25% in the company “Páginas Amarelas”, which is managed by Truvo.

In 9M11, Oi’s EBITDA reached Euro 562 million, equivalent to R$ 1,290 million, corresponding to its proportional consolidation as from 1 April 2011. EBITDA margin in the period stood at 34.4%.

Other EBITDA increased by 17.0% y.o.y to Euro 99 million in 9M11 mainly due to: (1) the impact of the proportional consolidation of Contax as from 1 April 2011 (Euro 20 million), and (2) the 5.9% and 2.2% y.o.y growth in Timor Telecom and MTC, respectively. After several quarters of EBITDA contraction at CVT in Cape Verde, primarily due to weaker economic conditions and adverse regulation, in 9M11 CVT’s EBITDA increased by 1.6% y.o.y. These effects were partially offset by lower contribution from Dedic/GPTI business, that was fully consolidated until 30 June 2011 and then integrated in Contax.

Fully and proportionally consolidated international assets represented 52.4% of PT’s EBITDA in 3Q11. Brazilian businesses accounted for 44.1% of EBITDA in the period and fully consolidated African businesses accounted for 5.0% of EBITDA.

Post retirement benefits costs decreased to Euro 41 million in 9M11 from Euro 53 million in 9M10, reflecting primarily the impact of the transfer of regulatory unfunded pension obligations to the Portuguese State, which was completed in December 2010. This effect was partially offset by the impact of the proportional consolidation of Oi as from 1 April 2011 (Euro 3 million).

Depreciation and amortisation costs increased by 66.4% y.o.y to Euro 914 million in 9M11, reflecting primarily the proportional consolidation of Oi and Contax (Euro 335 million), including the holding companies. Adjusting for this effect, depreciation and amortisation costs would have increased by 5.4% to Euro 579 million in 9M11, due to higher contribution from the Portuguese businesses (Euro 25 million), as a result of the FTTH rollout and pay-TV growth. In 3Q11, depreciation and amortisation costs amounted to Euro 350 million, a reduction of 5.0% compared to Euro 368 million in 2Q11, primarily explained by the impact of the swap of TMN’s 2G equipment to LTE (4G enabled equipment), a lower contribution from Dedic, which was integrated in Contax as from 1 July 2011, and lower amortisation expenses at Oi.

Net interest expenses increased to Euro 199 million in 9M11 as compared to Euro 176 million in 9M10, reflecting primarily the impact of the proportional consolidation of Oi and Contax, including the holding companies, as from 1 April 2011 (Euro 115 million). Adjusting for this effect, net interest expenses would have decreased by Euro 91 million to Euro 85 million in 9M11, mainly as a result of: (1) an Euro 51 million interest gain in 1Q11 on cash deposits in Brazilian Reais which were used to pay the strategic investment in Oi on 31 March 2011, and (2) the reduction in the average cost of debt from Portuguese businesses, excluding the impact of the interest income on cash deposits in Brazilian Reais as referred to above, which stood at 3.4% in 9M11 compared to 4.6% in 9M10. These effects more than offset the impact of the increase in the average net debt from Portuguese businesses, which reflected: (1) the investment in Oi concluded on 31 March 2011 (Euro 3,728 million); (2) the dividends paid in June 2011 (Euro 1,118 million related to the second instalment of the special dividend amounting to Euro 0.65 per share and the ordinary dividend amounting to Euro 0.65 per share), and (3) the debt related to the transfer of unfunded pension obligations completed in December 2010 (Euro 1,022 million), which more than offset the impact of the first and second instalments received from Telefónica in 2010 (Euro 5,500 million) related to the Vivo transaction.

Equity in earnings of affiliates amounted to Euro 169 million in 9M11, as compared to Euro 65 million in 9M10. In 9M11, this caption includes a gain of Euro 38 million related to the completion of the disposal of the investment in UOL for a total amount of Euro 156 million, while in 9M10 includes non-recurring losses on investments in associate companies, totalling Euro 72 million, to adjust its carrying value to the corresponding estimated recoverable amounts. Adjusting for these effects and PT’s share in UOL’s earnings in 9M10 (Euro 14 million), equity accounting in earnings of affiliated companies would have amounted to Euro 131 million in 9M11 and Euro 124 million in 9M10, reflecting primarily the improvement in earnings of Unitel, notwithstanding the devaluation of local currency, and CTM.

Net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, increased from Euro 35 million in 9M10 to Euro 87 million in 9M11, reflecting primarily: (1) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 36 million), and (2) certain financial taxes incurred in Brazil in connection with the transfer of funds for the investment in Oi (Euro 14 million).

Income taxes increased to Euro 155 million in 9M11, from Euro 64 million in 9M10, corresponding to an effective tax rate of 27.8% and 24.7%, respectively. The increase in income taxes is primarily explained by: (1) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 37 million); (2) a tax gain in 9M10, amounting to Euro 52 million, related to a corporate restructuring of Africatel businesses that resulted in lower taxable profits, and (3) a gain of Euro 4 million corresponding to the impact on deferred taxes, as at 1 January 2010, of the change in the statutory tax rate applicable in Portugal from 26.5% to 29.0% for companies with taxable profits in excess of Euro 2 million. Adjusting for: (1) the one-off gains recorded in 2010 mentioned above; (2) the impact of lower non-deductible interest expenses, and (3) certain non-recurring losses recognised in 3Q10, that are not tax deductible, the effective tax rate would have been 28.2% in 9M11 and 29.0% in 9M10.

Income from discontinued operations amounted to Euro 5,551 million in 9M10, including primarily the capital gain obtained with the disposal of the investment in Vivo, which was concluded on 27 September 2010, its earnings before non-controlling interests up to that date, and the accumulated currency translation adjustments that were recognised in net income on the date of disposal, although not contributing to the distributable net income.

Income attributable to non-controlling interests decreased by Euro 60 million in 9M11 to Euro 70 million, reflecting the reduction in income attributable to non-controlling interests of Vivo (Euro 61 million), following the acquisition of this investment by Telefónica in September 2010. The proportional consolidation of Oi and Contax as from 1 April 2011, amounting to Euro 14 million, was offset by the decrease in non-controlling interests from African businesses (Euro 14 million), which is primarily explained by the share of non-controlling interests in the tax gain recognised in 2Q10 as a result of a corporate restructuring of these businesses.

Net income amounted to Euro 333 million in 9M11. In 9M10, net income amounted to Euro 5,618 million, primarily affected by the net income from discontinued operations and the corresponding non-controlling interests related to the disposal of the investment in Vivo. Adjusting for these effects, net income would have increased from Euro 128 million in 9M10 to Euro 333 million in 9M11.

Capex

Capex increased by 42.6% y.o.y to Euro 704 million in 9M11, as compared to Euro 494 million in the same period last year, mainly due to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 240 million). Excluding this effect, capex would have decreased by 6.0% y.o.y in 9M11 to Euro 464 million, equivalent to 18.1% of revenues, and was directed towards investments in future proof technologies, namely FTTH, and also 3G and 3.5G.

Table 4 _ Capex by business segment	Euro million

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Portugal	149.6	138.5	8.0%		400.5	403.1	(0.7)%
Brazil • Oi	106.5	0.0	n.m.		223.2	0.0	n.m.
Other	29.6	42.9	(30.9)%		80.1	90.4	(11.4)%
Total capex	285.8	181.4	57.5%		703.8	493.6	42.6%
Capex as % of revenues (%)	16.4	19.1	(2.7	)pp	15.9	17.7	(1.7	)pp

Capex from Portuguese telecommunication businesses was broadly stable at Euro 400 million in 9M11 (-0.7% y.o.y). This performance reflected a decline in capex from residential segment due to a decrease in customer-related capex as a result of: (1) a lower number of set-top boxes per fibre TV customer as compared to ADSL; (2) lower unitary cost of set-top boxes, optical network terminators and home gateways, and (3) improved refurbishment rates of set-top boxes, which reached 75% in 9M11 (74% in 1H11 and 63% in 9M10); which was offset by an increase in capex related to the investments in the swap of TMN’s 2G equipments to LTE (4G) enabled equipment and investments in capacity of existing 3G and 3.5G networks, namely in urban areas. Additionally, PT has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market. Capex to sales ratio in portuguese telecommunication businesses stood at 18.4% of revenues, compared to 17.1% in 9M10. PT aims at strengthening further the value proposition to its corporate, SME/SOHO and residential customers by extending

FTTH coverage to an additional up to 600 thousand households and investing in the construction of a state of the art 75.5 thousand sqm data centre.

In 9M11, Oi’s capex proportionally consolidated as from 1 April 2011 reached Euro 223 million, equivalent to R$ 512 million, and was mainly towards to: (1) improve fixed network quality and coverage; (2) increase speed of broadband services; (3) improve mobile network coverage, and (4) reinforce data capacity.

In 9M11, other capex decreased to Euro 80 million, compared to Euro 90 million in 9M10, primarily as a result of lower capex from MTC, in Namibia, and CVT, in Cape Verde, and notwithstanding an increase in capex from Timor Telecom. The consolidation of Contax as from 1 April 2011 was offset by the lower contribution from Dedic/GPTI, due to investments undertaken in 1Q10 related to the expansion of Dedic, namely the construction of new sites, and its integration in Contax as from 1 July 2011.

Cash Flow

Operating cash flow increased to Euro 894 million in 9M11, compared to Euro 410 million in 9M10, including the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 295 million). Adjusting for this effect, operating cash flow would have increased by Euro 188 million to Euro 598 million in 9M11, mainly due to a significant improvement in working capital management (Euro 248 million), primarily explained by: (1) the one-off reduction in the payment cycle to certain suppliers undertaken in 4Q10, following the cash inflow from the Vivo transaction, leading to lower payments to suppliers in 9M11, and (2) a lower investment related to trade receivables in Portuguese businesses.

Table 5 _ Free cash flow (1)	Euro million

	3Q11	3Q10	y.o.y	9M11	9M10	y.o.y
EBITDA minus Capex	368.5	200.4	83.8%	950.3	635.6	49.5%
Non-cash items	39.4	11.6	240.4%	93.6	31.1	200.7%
Change in working capital	(38.9)	15.5	n.m.	(150.0)	(256.4)	(41.5)%
Operating cash flow	369.0	227.5	62.2%	893.8	410.4	117.8%
Interests	(8.6)	(15.7)	(45.5)%	(160.3)	(181.1)	(11.5)%
Net reimbursements (contributions) to pension funds (2)	(11.2)	(5.9)	90.4%	(20.4)	31.5	n.m.
Paym. to pre-retired, suspended employees and other	(46.8)	(45.4)	3.3%	(128.2)	(116.2)	10.4%
Income taxes	(40.8)	2.7	n.m.	(119.5)	(37.6)	218.1%
Dividends received	0.3	0.9	(70.4)%	147.0	9.6	n.m.
Net disposal (acquisition) of financial investments	12.1	0.1	n.m.	123.6	1.4	n.m.
Share capital reductions at Brasilcel	0.0	0.0	n.m.	0.0	89.9	n.m.
Other cash movements (3)	(92.9)	(34.3)	170.8%	(238.3)	(56.1)	n.m.
Free cash flow	180.9	130.0	39.2%	497.7	151.8	227.8%

(1) Free cash flow in 9M11 and 9M10 exclude the cash out-flow related to the acquisition of PT’s strategic investment in Oi and Contax and the first instalment related to Vivo transaction, respectively. (2) In 9M11, this caption includes Euro 16 million related to the service cost payments associated to the active employees transferred to the Portuguese State. (3) In 9M11, this caption includes payments of expenses incurred with the strategic investment in Oi, bank commissions and certain payments of contractual penalties and legal actions, mainly at Oi and Contax.

Excluding the cash out-flow related to the acquisition of PT’s investment in Oi and Contax in 1Q11 and the first instalment received from Telefónica in 3Q10 related to Vivo transaction, free cash flow amounted to Euro 498 million in 9M11, compared to Euro 152 million in 9M10. This performance is primarily explained by: (1) a higher operating cash flow (Euro 483 million) as referred to above; (2) proceeds received from the disposal of the investment in UOL amounting to Euro 156 million; (3) dividends received from Unitel (Euro 126 million) in 9M11 relating to 2009 earnings, while the 2008 dividends had been fully received in 4Q09, and (4) a reduction in interest paid amounting to Euro 18 million, due to the decrease in the average net debt from Portuguese businesses and the interest on cash deposits in Brazilian Reais used to pay the strategic investment in Oi and Contax, which more than offset the proportional consolidation of Oi and Contax, including the holding companies, as from 1 April 2011 (Euro 104 million). These effects were partially offset by: (1) an amount of Euro 90 million received from Brasilcel in 9M10 related to share capital reductions; (2) an increase in payments regarding legal actions (Euro 160 million), primarily related to the proportional consolidation of Oi; (3) an increase in net payments related to post retirement benefits (Euro 64 million), due to the Euro 75 million reimbursement in 1Q10 related to the excessive funding of the healthcare plan; (4) an amount paid by Contax in 2Q11 for the acquisition of the investment in Allus (Euro 44 million), and (5) higher payments of income taxes (Euro 82 million), mainly related to the impact of the proportional consolidation of Oi and Contax (Euro 36 million) and withholding taxes on financial applications incorporated with the proceeds from the disposal of Vivo. For comparative purposes, PT’s free cash flow in 9M11 adjusted for the investment in Oi and Contax and the proportional consolidation of its free cash flow increased to Euro 591 million, as compared to Euro 152 million in 9M10, adjusted for the first instalment received from Telefónica.

Consolidated Net Debt

Table 6_Change in net debt	Euro million

	3Q11	3Q10	9M11	9M10
Net debt (initial balance as reported)	8,874.9	6,092.8	2,099.8	5,528.0
Less: Vivo’s net debt	0.0	719.5	0.0	699.0
Net debt (initial balance adjusted)	8,874.9	5,373.3	2,099.8	4,829.0
Less: free cash flow	180.9	130.0	497.7	151.8
First instalment related to Vivo transaction	0.0	(4,500.0)	0.0	(4,500.0)
Acquisition of strategic investment in Oi and Contax	0.0	0.0	3,727.6	0.0
Translation effect on foreign currency debt	(190.6)	0.0	(132.4)	0.0
Dividends paid by PT	0.0	0.0	1,117.7	503.6
Acquisition of own shares	0.0	0.0	86.8	0.0
Changes in consolidation perimeter (Oi and Contax)	0.0	0.0	2,052.5	0.0
Other changes in consolidation perimeter	10.0	0.9	(1.4)	31.7
Other (1)	27.2	37.3	87.6	69.1
Net debt (final balance)	8,540.6	781.6	8,540.6	781.6
Less: TEF receivable	2,000.0	3,000.0	2,000.0	3,000.0
Less: Tax effect on unfunded post retirement benefits	226.1	226.1	226.1	226.1
Adjusted net debt (final balance)	6,314.5	(2,444.5)	6,314.5	(2,444.5)
Less: Net debt from Oi and Contax, inc. holding companies	2,164.0	0.0	2,164.0	0.0
Adjusted net debt exc. Oi and Contax (final balance)	4,150.5	(2,444.5)	4,150.5	(2,444.5)
Change in net debt	(334.3)	(4,591.7)	6,440.8	(4,047.4)
Change in net debt (%)	(3.8)%	(75.4)%	306.7%	(73.2)%

(1) In 9M11 and 9M10, this caption includes mainly Euro 78 million and Euro 63 million, respectively, related to dividends paid by PT’s fully and proportionally consolidated subsidiaries to non-controlling interests.

Consolidated net debt, adjusted for the receivable from Telefónica, excluding the proportional consolidation of Oi and Contax, and the holding companies, and the tax effect on the payments due to the Portuguese State in connection with the pensions transaction, amounted to Euro 4,151 million as at 30 September 2011, a Euro 119 million decrease from 30 June 2011. Consolidated net debt increased from Euro 2,100 million at the end of December 2010 to Euro 8,541 million as at 30 September 2011, an increase of Euro 6,441 million reflecting: (1) the acquisition of the strategic investments in Oi and Contax for a total consideration of Euro 3,728 million and the proportional consolidation of its net debt position amounting to Euro 2,053 million as at 31 March 2011; (2) dividends paid by PT to its shareholders (Euro 1,118 million) and by its subsidiaries to non-controlling interests (Euro 78 million), and (3) the acquisition by Oi of PT’s own shares in 2Q11 (Euro 87 million).  These effects were partially offset by the the free cash flow generated in the period, adjusted for the acquisition of the investments in

Oi and Contax, amounting to Euro 498 million, and the impact of the depreciation of the Brazilian Real against the Euro, leading to a reduction in net debt of Euro 132 million.

Excluding the proportional consolidation of Oi and Contax, the amount of cash available plus the receivable from Telefónica and the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 5,524 million at the end of September 2011, of which Euro 940 million was undrawn committed commercial paper and standby facilities. After the Euro 600 million 5-year Eurobond issued in January 2011 and the Euro 1,200 million 3-year credit facility signed in March and April 2011, with eight leading international banks, PT has now its debt maturities fully financed until the end of 2013 and financial flexibility to continue to invest in its businesses whilst honouring its commitments to its shareholders.

In 9M11, excluding the Euro 51 million interest gain on cash deposits related to the strategic investment in Oi, PT’s average cost of debt stood at 3.4%, down from 4.6% in 9M10. As at 30 September 2011, PT’s consolidated net debt had a maturity of 5.9 years. Excluding the consolidation of Oi and Contax, the maturity of PT’s net debt was also 5.9 years. As at the end of September 2011, the net debt to EBITDA ratio was 2.9x.

Post Retirement Benefits Obligations

As at 30 September 2011, the projected post retirement benefits obligations (PBO) from Portuguese businesses related to pensions supplements and healthcare amounted to Euro 434 million and market value of assets under management amounted to Euro 381 million, compared to Euro 472 million and Euro 448 million as at 31 December 2010, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 824 million as at 30 September 2011, which are not subject to any legal funding requirement.  These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 878 million and after-tax unfunded obligations amounted to Euro 658 million. PT’s post retirement benefits plans for pensions supplements and healthcare are closed to new participants.

In addition, following the strategic investment in Oi, PT proportionally consolidated its net post retirement benefit obligations, amounting to Euro 52 million as at 31 March 2011 and Euro 51 million as at 30 September 2011, which relate to several plans with different characteristics, including defined contribution plans and defined benefits plans. Most of these plans are already closed to new participants. Oi has several plans that present a surplus position and the surplus position is not recorded as an asset as it is not possible to obtain reimbursements.

Table 7_Post retirement benefits obligations	Euro million

	30 September 2011	31 December 2010
Pensions obligations	124.5	129.9
Healthcare obligations	309.9	342.5
PBO of pension and healthcare obligations	434.4	472.4
Market value of funds (1)	(380.6)	(448.1)
Unfunded pensions and healthcare obligations	53.8	24.2
Salaries to suspended and pre-retired employees	824.1	924.3
Gross unfunded obligations from Portuguese businesses	877.9	948.6
After-tax unfunded obligations from Portuguese businesses	658.4	711.4
Gross unfunded obligations at Oi	51.0	0.0
Unrecognised prior years service gains	17.2	18.3
Accrued post retirement benefits	946.0	966.9

(1) The reduction in the market value of funds resulted mainly from: (i) payments of supplements of Euro 7.0 million; (ii)  the negative performance of assets under management amounting to Euro 49.7 million (equivalent to negative 11.4% in 9M11), and (iii) the refund of healthcare expenses paid previously by PT amounting to Euro 10.9 million.

Total gross unfunded obligations from Portuguese businesses decreased by Euro 71 million to Euro 878 million as at 30 September2011, primarily as a result of salary payments to suspended and pre-retired employees made during the period amounting to Euro 128 million, which were partially offset by total post retirement benefits and curtailment costs (Euro 29 million) and net actuarial losses (Euro 33 million) recognised in the period. Unfunded obligations from Oi decreased from Euro 52 million as at 31 March 2011 to Euro 51 million as at 30 September 2011, reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 4 million), partially offset by post retirement benefits costs amounting to Euro 3 million.

Table 8 _ Change in gross unfunded obligations	Euro million

	9M11	9M10
Gross unfunded obligations (initial balance)	948.6	1,467.4
Changes in the consolidation perimeter	52.5	0.0
Post retirement benefits costs (PRB) (1)	26.1	54.9
Curtailment cost	6.3	10.9
Net reimbursements (contributions) to pension funds (2)	(4.9)	31.5
Salary payments to pre-retired, suspended employees and other	(128.2)	(116.2)
Net actuarial (gains) losses (3)	33.0	72.6
Foreign currency translation adjustments	(4.5)	0.0
Gross unfunded obligations(final balance)	928.9	1,521.1

(1) In 9M11, this caption excludes the service cost payments related to active employees transferred to the Portuguese State amounting to Euro 16 million. (2) In 9M11, this caption includes healthcare expenses net of reimbursements amounting to Euro 2.0 million, and termination payments amounting to Euro 2.6 million. Additionally, contributions amounting to Euro 16 million related to the service cost of the employees transferred to the Portuguese state were paid. (3) In 9M11, net actuarial losses includes: (i) a gain of Euro 36 million related to changes in discount rates from 4.75% to 5.00% in pension supplements and from 4.75% to 5.50% in healthcare liabilities, and (ii) a loss of Euro 69 million related to the difference between actual return on assets in the period (-11.4%) and expected return of assets (6% annualised).

Post retirement benefits costs decreased to Euro 41 million in 9M11 from Euro 53 million in 9M10, reflecting primarily the impact of the transfer of regulatory unfunded pension obligations to the Portuguese State, completed in December 2010. This effect was partially offset by the impact of the proportional consolidation of Oi as from 1 April 2011 (Euro 3 million).

Equity

Table 9 _ Change in shareholders’ equity (excluding non-controlling interests)	Euro million

9M11
Equity before non-controlling interests (initial balance)	4,392.4
Net income	333.5
Net currency translation adjustments	(430.1)
Dividends	(1,118.0)
Net actuarial gains (losses), net of taxes	(24.7)
PT’s shares acquired by Oi (1)	(148.3)
Other	(12.3)
Equity before non-controlling interests (final balance)	2,992.5
Change in equity before non-controlling interests	(1,400.0)
Change in equity before non-controlling interests (%)	(31.9)%

(1) This caption includes Euro 61 million of PT’s shares acquired before 31 March 2011 (initial consolidation of Oi).

As at 30 September 2011, shareholders’ equity excluding non-controlling interests amounted to Euro 2,992 million, which represents a decrease of Euro 1,400 million in 9M11. This decrease is primarily explained by: (1) the dividends paid by PT to its shareholders amounting to Euro 1,118 million; (2) negative currency translation adjustments amounting to Euro 430 million, mainly related to the depreciation of the Brazilian real against the Euro, and (3) the acquisition by Oi of PT’s own shares (Euro 148 million), which for accounting purposes are classified as threasury shares. These effects more than offset the net income generated in the period of Euro 333 million.

Strategic Investment in Oi

On 31 March 2011, PT concluded its strategic investments in Telemar Norte Leste, S.A. (“Oi”) and Contax, S.A. (“Contax”) for a total consideration of R$8,437 million (Euro 3,728 million). These strategic investments were made in connection with the agreements entered into with the controlling shareholders of Telemar Participações, S.A., which controls and fully consolidates Oi, and CTX Participações, S.A., which in turn controls and fully consolidates Contax. Under these agreements, PT shares the control of these companies and plays a key role in the strategic financial and operational policies and, consequently, the acquired investments are treated for accounting purposes as jointly controled entities. As allowed by IAS 31, PT’s results in 9M11 include the proportional consolidation of the earnings of Oi and Contax Groups, as from 1 April 2011. Additionaly, the process of exchange of PT’s interest in Dedic/GPTI for an additional stake in Contax was completed on 1 July 2011. Oi is proportionally consolidated, through the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of Oi, which fully consolidates Oi companies, including Tele Norte Leste Participações, Telemar Norte Leste and Brasil Telecom. Contax is proportionally consolidated through the 44.4% direct and indirect stake that PT owns in CTX Participações, which in turn fully consolidates Contax, which fully consolidates Dedic/GPTI as from 1 July 2011.

PT made the strategic investment in Oi and Contax through its wholly owned holding companies Bratel Brasil and PT Brasil, respectively, having acquired economic interests of 25.3% in Oi (Telemar Norte Leste) and 14.1% in Contax.  The economic interest in Contax was increased to 19.5% on 1 July 2011, following the exchange of PT’s interest in Dedic/GPTI for an additional stake in Contax

Consolidated Statement of Financial Position

The main changes in the statement of financial position are basically explained by the aquisition of the investments in Oi and Contax. This operation was completed as at 31 March 2011, and therefore PT proportionally consolidated the assets and liabilities of these companies in its statement of financial position as from 31 March 2011.

Total assets and liabilities increased from Euro 15.2 billion and Euro 10.6 billion as at 31 December 2010 to Euro 22.2 billion and Euro 18.4 billion as at 30 September 2011, respectively, reflecting primarily the impacts resulting from the acquisition and proportional consolidation of Oi and Contax (total assets and liabilities of Euro 7.4 billion and Euro 6.8 billion, respectively). Adjusting for these effects, total liabilities increased by Euro 1.1 billion, primarily due to the Euro 0.6 billion Eurobond issued in January 2011 and total assets decreased by Euro 0.4 billion, mainly due to the impact of the depreciation of the Brazilian Real against the Euro.

The main effects following the strategic investment in Oi and Contax and its proportional consolidation on PT’s statement of financial position as at 31 March 2011 are: (1) total assets and liabilities related to those businesses amounting to Euro 9.3 billion and Euro 6.8 billion, respectively, and non-controlling interests of Euro 0.7 billion; (2) a reduction in cash and cash equivalentes of Euro 3.7 billion corresponding to the amount paid for the acquisition of these investements, and (3) the recognition of a preliminary goodwill amounting to Euro 1.8 billion as a result of this transaction.

Total assets and liabilities that were proportionally consolidated for the first time as at 31 March 2011, considering the goodwill recorded as a result of this transaction, include primarily tangible and intangible assets (Euro 6,445 million), cash and cash equivalents (Euro 1,696 million), current accounts receivable (Euro 778 million), deferred tax assets (Euro 654 million), gross debt (Euro 3,749 million), provisions (Euro 807 million) and related judicial deposits

(Euro 984 million), current accounts payable and accrued expenses (Euro 773 million), taxes payable (Euro 630 million) and deferred tax liabilities (Euro 353 million).

Table 10 _ Consolidated statement of financial position	Euro million

	30 September 2011	31 December 2010
Cash and equivalents	3,867.1	5,106.5
Accounts receivable, net	3,934.8	3,403.2
Inventories, net	128.5	101.5
Judicial Deposits	1,028.3	0.0
Financial investments	505.4	539.6
Intangible assets, net	4,573.2	1,111.7
Tangible assets, net	6,133.6	3,874.6
Accrued post retirement asset	11.8	1.9
Other assets	657.3	338.1
Deferred tax assets and prepaid expenses	1,312.6	692.7
Total assets	22,152.6	15,169.9
Accounts payable	1,136.8	722.6
Gross debt	12,407.7	7,206.3
Accrued post retirement liability	957.8	968.8
Other liabilities	2,989.3	1,063.0
Deferred tax liabilities and deferred income	880.9	600.1
Total liabilities	18,372.5	10,560.8
Equity before non-controlling interests	2,992.5	4,392.4
Non-controlling interests	787.6	216.7
Total shareholders’ equity	3,780.1	4,609.1
Total liabilities and shareholders’ equity	22,152.6	15,169.9

03

Operational Review

Portuguese Telecommunication Businesses

As from 3Q11, PT reports its Portuguese telecommunication businesses, which include former wireline and TMN, as a new operating segment. As part of this new operating report format, PT also reports its revenues on a per customer segment basis, which are as follows: (1) “Residential”, which comprises fixed telephony, broadband and pay-TV services, including double and triple-play services provided to homes, and was previously booked under the wireline caption; (2) “Personal”, which includes mainly mobile voice and broadband services provided to individuals and was previously included in TMN, and (3) “Enterprise”, which includes mobile and fixed voice, broadband and video services as well as customised and more sophisticated applications and ICT services marketed to large corporations and small and medium businesses and that was previously registered both in wireline and in TMN. Other services, including wholesale services and directories, are registered under a different revenue caption, “Wholesale, other and eliminations”. Tables related to wireline and TMN, PT’s former operating segments are provided in Annex for comparative purposes.

The Portuguese telecommunication businesses continued to show steady customer growth, with the fixed retail customers growing 6.3% y.o.y to 4,709 thousand (net additions reached 77 thousand and 182 thousand in 3Q11 and 9M11, respectively) and mobile customers up by 0.5% y.o.y to 7,354 thousand (20 thousand net additions in 3Q11).

Table 11 _ Portuguese operating data

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Fixed retail accesses (‘000)	4,709	4,428	6.3%		4,709	4,428	6.3%
PSTN/ISDN	2,662	2,695	(1.2)%		2,662	2,695	(1.2)%
Broadband customers	1,072	964	11.2%		1,072	964	11.2%
Pay-TV customers	974	769	26.7%		974	769	26.7%
Retail RGU per access	1.77	1.64	7.6%		1.77	1.64	7.6%
Mobile Customers(‘000)	7,354	7,314	0.5%		7,354	7,314	0.5%
Postpaid	2,341	2,267	3.3%		2,341	2,267	3.3%
Prepaid	5,013	5,047	(0.7)%		5,013	5,047	(0.7)%
Net additions (‘000)
Fixed retail accesses	77	83	(7.4)%		182	239	(23.6)%
PSTN/ISDN	(10)	(15)	33.7%		(33)	(52)	35.8%
Broadband customers	32	32	1.4%		71	102	(30.4)%
Pay-TV customers	55	67	(17.5)%		145	188	(23.3)%
Mobile Customers	20	46	(55.9)%		(65)	62	(205.0)%
Postpaid	23	22	3.4%		51	33	55.1%
Prepaid	(3)	23	(112.6)%		(116)	29	n.m.
Data as % of mobile service revenues (%)	28.9	25.2	3.7	pp	27.7	24.5	3.2	pp

Growth of fixed retail customers was underpinned by a solid performance of Meo, PT’s pay-TV service, with pay-TV customers growing by 26.7% y.o.y to 974 thousand (net additions of 55 thousand in 3Q11 and 145 thousand in 9M11), and by an accelerated growth of broadband customers, which were up by 11.2% y.o.y to 1,072 thousand (net additions of 32 thousand in 3Q11 and 71 thousand in 9M11). The success of Meo is achieved on the back of a very differentiated value proposition, which leverages on an innovative non-linear pay-TV service offering a seamless multiscreen experience with live TV channels, video on demand, games and music on demand available on multiple devices. With 974 thousand customers, Meo already commands a 33.6% market share and aims at surpassing 1 million customers before year-end.

Mobile customers benefited from a solid performance of post paid customers, which grew by 3.3% y.o.y (23 thousand net adds in 3Q11). The “e nunca mais acaba” tariff plan, that reached 568 thousand customers in 3Q11 as well as the wireless broadband customers also continued to show solid growth trends.

Residential

In 3Q11, retail net additions reached 81 thousand, as a result of the growth of the pay-TV service, which accounted for 51 thousand net additions, clearly above the run-rate of 9M11 and bringing the total pay-TV residential customers to 909 thousand (up by 26.7% y.o.y). September was the best performing month in terms of Meo sales in 2011. Fixed broadband net additions in the quarter stood at 30 thousand, with the residential broadband customer base growing by 13.6% y.o.y to 880 thousand. Residential PSTN/ISDN lines were stable in 3Q11, also reflecting the positive impact of the triple-play offers. Residential revenue generating units per access, or total retail accesses divided by PTSN/ISDN lines stood at 2.07, up 9.1% y.o.y reflecting the continued success of the triple-play offers. As a result of this success, residential ARPU was up by 4.6% y.o.y to Euro 30.9. This performance is even more noteworthy as it was achieved against a backdrop of: (1) a challenging economic environment, which leads to some pressure on those services that are more exposed to the economic environment, such as premium and thematic channels, video on demand and other value added services, and (2) aggressive commercial stance by certain competitors that offer unlimited international voice traffic in the monthly fee, with a direct negative impact on traffic revenues.

Table 12 _ Residential operating data

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Fixed retail accesses (‘000)	3,460	3,155	9.7%		3,460	3,155	9.7%
PSTN/ISDN	1,671	1,663	0.5%		1,671	1,663	0.5%
Broadband customers	880	774	13.6%		880	774	13.6%
Pay-TV customers	909	718	26.7%		909	718	26.7%
Retail RGU per access	2.07	1.90	9.1%		2.07	1.90	9.1%
Net additions (‘000)
Fixed retail accesses	81	95	(14.4)%		203	274	(26.0)%
PSTN/ISDN	(0)	2	(104.5)%		(2)	1	(281.6)%
Broadband customers	30	30	0.6%		70	95	(26.2)%
Pay-TV customers	51	64	(19.3)%		135	178	(24.3)%
ARPU (Euro)	30.9	29.5	4.6%		30.7	28.9	6.1%
Non-voice revenues as % of revenues (%)	58.5	52.2	6.3	pp	57.8	50.2	7.6	pp

The solid growth of residential customers is clearly supported by the success of Meo, PT’s innovative pay-TV service that has already moved towards a seamless multiscreen experience, with live TV channels, video-on-demand and games and music on demand. Meo delivers a differentiated content proposition, with more than 150 TV channels, including exclusive content, HD and 3D channels, thousands of VoD titles and interactivity over anchor programmes (e.g. Ídolos, Secret Story, Biggest Loser). Meo also offers advanced and customised applications, through multiple widgets in an app store covering areas like: (1) Entertainment (e.g. surf, football); (2) Convenience (e.g. news, pharmacies), and (3) Personal Content (e.g. online photo storage).

During 3Q11, PT continued to surprise the pay-TV market with new content experiences. Leveraging on the second edition of Secret Story, the notorious reality show on TVI (a local FTA channel), MEO launched an exclusive Secret Story channel, airing live 24h of the Secret Story house, with an interactive application that allows customer to select the camera from which they want to follow participants in the house and delivers exclusive “best of” videos. This channel has been a clear commercial success, reaching over 10% audience share and out-performing all other pay-TV channels on most days of the week since it was launched. With RTP, another leading FTA channel, Meo launched a news interactive application that allows customers to create their own news playlists by selecting and aggregating categorised news clips from a catalogue news clips automatically collected and categorised by Meo-RTP throughout the day. Meo also strengthened its music offer by launching a radio application that brings together 25 radio stations on the TV screen. Radio stations include: (1) the radio stations of the Renascença group, the clear leader in this market; (2) SW TMN, PT’s new radio station targeted at the youth segment, and (3) several international radios.

In 3Q11 Meo continued to strengthen its brand, which is perceived by the market as a young, innovative and fun brand. Moreover, in September 2011 Meo reached the highest brand notoriety amongst all pay-TV operators, with spontaneous ad recall reaching 62% having increased the lead over the second pay-TV operator to more than 40pp. Operating revenues in the Residential customer segment reached Euro 171 million, up by 5.4% y.o.y (+5.9% y.o.y in 9M11) a noteworthy performance that is clearly leveraged on Meo’s commercial success, which is unerpinning growth of double-play and triple-play services. As a result of this success, the weight of non-voice services in Residential stood at 58.5% in 3Q11 (57.8% in 9M11), up by 6.3pp y.o.y (+7.6pp y.o.y in 9M11).

Personal

Mobile Personal customers, including voice and broadband customers, were stable in 3Q11, having stood at 5,872 thousand at the end of the period as the growth in post-paid customers (+4.8% y.o.y to 1,054 million) was compensated by the decline in pre-paid customers. Post-paid customer growth was underpinned by the commercial success of TMN’s “Unlimited” tariff plans and by the continued growth of broadband customers.

Table 13 _ Personal operating data

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Mobile Customers (‘000)	5,872	5,874	(0.0)%		5,872	5,874	(0.0)%
Postpaid	1,054	1,005	4.8%		1,054	1,005	4.8%
Prepaid	4,819	4,869	(1.0)%		4,819	4,869	(1.0)%
Net additions (‘000)	13	39	(67.6)%		(91)	68	(232.8)%
Postpaid	13	18	(23.5)%		32	46	(29.6)%
Prepaid	(1)	21	(104.3)%		(123)	22	n.m.
MOU (minutes)	91	88	3.8%		88	83	6.0%
ARPU (Euro)	10.2	11.3	(9.8)%		9.8	11.1	(12.1)%
Customer	9.2	9.9	(7.1)%		8.8	9.7	(9.5)%
Interconnection	0.9	1.4	(29.8)%		1.0	1.4	(30.3)%
SARC (Euro)	27.8	28.4	(2.2)%		27.2	27.1	0.5%
Data as % of service revenues (%)	30.6	28.4	2.3	pp	30.9	28.7	2.2	pp

PT’s strategy for the Personal customer segment is anchored on mobile data offers based on market segmentation to meet customer demand for increasingly higher bandwidth and provide the best quality of service in the market. TMN’s commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans targeted at the high value post-paid segments and, in the pre-paid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV, music on demand, social network aggregator, etc), and (3) mobile broadband competitive offers of up to 21.6Mbps speed and offering free access to PT’s leading national WiFi nework.

In 9M11, TMN consolidated strategic changes in the commercial offer. These include the launch of the “e nunca mais acaba” and of the “unlimited” tariff plans, which are targeted at improving the upselling of mobile Internet, leveraging on an increased popularity of smartphones, and promoting usage of voice and value added services. In particular, the “e nunca mais acaba” tariff plan reached 568 thousand customers by the end of 3Q11, reflecting a clear commercial success only 8 months after the commercial launch, which is being celebrated with a marketing campaign targeted at communicating the 600 thousand mark. TMN also introduced changes in the roaming tariff structures. In August, TMN launched two new daily tariff plans for “internet no telemóvel”, TMN’s internet offering for smartphones, aimed at increasing the number of customers that use mobile internet while in roaming. Additionaly, TMN launched convergent offers aimed at reducing churn. These offers include “Pontos TMN a dobrar”, which doubles the benefits (air miles) attributed to those customers who are simultaneously customers of TMN and Meo. Finally, TMN launched a new offering in March targeted at the kids segment, which is positioned upon the concept of security and cost control thus addressing the main concerns of parents in choosing the first mobile phone for their children. This offer became available with the launch of a new tariff plan with free calls and sms to parents and with an authorised contact list for a monthly fee of Euro 5. As a result TMN is clearly improving its market share in this segment.

As a result of these initiatives, Personal revenue trends are showing sustained improvements throughout the year. In effect, customer revenues declined by 6.8% y.o.y to Euro 162 million, in 3Q11 (-8.9% y.o.y in 2Q11 and -9.4% y.o.y in 1Q11). This clear improvement is underpinned by the growth of “internet no telemóvel” revenues and by sequential improvements in voice revenues, particularly in prepaid services. Service revenues in the Personal customer segment declined by 9.5% in 3Q11, as a result of the decline in interconnection revenues (-29.6% y.o.y to Euro 17 million in 3Q11), which reflect the regulated declines in mobile termination rates (MTRs). ARPU of the personal segment stood at Euro 10.2 (-9.8% y.o.y). The weight of non-voice revenues in service revenues stood at 30.6% in 3Q11, up by 2.3pp y.o.y.

Enterprise

The Enterprise customer segment includes mobile and fixed, voice and data and IT convergent and integrated offers provided to large corporates and to small and medium size businesses. In this customer segment PT aims at growing its revenue base beyond connectivity by seizing the ICT opportunity on the back of best-in-class and data centre investments to meet demand for high bandwidth services and virtualisation. The value proposition for corporate customers is anchored on the following pillars: (1) maximise value from traditional telecommunication services by upselling additional services, including fixed-mobile convergence on FTTH to push for VPN, LAN management and video services; (2) IT transformation accelerated by cloud computing, where PT aims at leveraging on partnerships with key suppliers to enable business process transformation and significant cost reductions to the enterprise customers; (3) leverage on specialisation to seize gains from scale, including focus on BPO and outsourcing to improve productivity, and (4) introduce a business consulting approach in order to extend the services provided to corporations to video, multiscreen and highly differentiated convergent services. In the SME customer segment PT aims at integrating its service offerings, including bundling fixed and mobile and voice and data offers with access to subsidised equipment (PCs, PBX, smartphones and tablets) while at the same time making available vertical solutions to specific sectors (ex: restaurants and coffee-shops, retail, healthcare). During 9M11, PT also continued to invest significantly on its cloud computing offering both for corporates and SMEs, having now in place structured offers, SmartcloudPT, that include infrastructure as a service (IaaS), platform as a service (PaaS) and software as a service (SaaS).

Table 14 _ Enterprise operating data

	3Q11	3Q10	y.o.y	9M11	9M10	y.o.y
Fixed retail accesses (‘000)	1,096	1,114	(1.7)%	1,096	1,114	(1.7)%
PSTN/ISDN	841	876	(3.9)%	841	876	(3.9)%
Broadband customers	191	188	1.2%	191	188	1.2%
Pay-TV customers	64	50	26.3%	64	50	26.3%
Retail RGU per access (2)	1.30	1.27	2.3%	1.30	1.27	2.3%
Mobile Customers (‘000)	1,416	1,373	3.1%	1,416	1,373	3.1%
Net additions (‘000)
Fixed retail accesses	(6)	(8)	25.1%	(21)	(25)	17.5%
PSTN/ISDN	(12)	(13)	8.4%	(31)	(42)	25.6%
Broadband customers	2	2	21.9%	0	6	(93.6)%
Pay-TV customers	4	3	19.5%	10	10	(4.5)%
Mobile Customers	8	7	22.3%	26	(0)	n.m.
ARPU (Euro)	25.5	27.8	(8.2)%	26.3	28.9	(9.1)%

As a result of these important investments, revenue performance of the corporate segment continued to improve in 3Q11. In effect, operating revenues in the Enterprise customer segment declined by 9.0% y.o.y to Euro 238 million, which compares to -10.4% y.o.y in 2Q11 and -10.1% y.o.y in 1Q11. In 3Q11, non-voice services weighted 46.4% in retail revenues, up by 2.4pp y.o.y.

Consolidated financial performance in Portugal

In 3Q11, revenues in Portugal declined by 7.4% y.o.y to Euro 731 million. This performance was penalised by lower sales (Euro 12 million), lower wholesale revenues (Euro 8 million), including lower ULL revenues and lower capacity sales, and by lower revenues from the directories business (Euro 5 million).

Notwithstanding the revenue pressure in the Portuguese telecommunication businesses, the measures implemented to control costs and the transformation initiatives that are taking place are allowing PT to reduce costs and improve margins.

In 3Q11, operating costs excluding D&A declined by 9.5% y.o.y (Euro 42 million) to Euro 401 million. Wages and salaries declined by 7.8% y.o.y (Euro 5 million ) to Euro 64 million, as a result of the focus on cost cutting, including: (1) lower variable and overtime remunerations; (2) higer efficiency levels in certain internal processes, and (3) the benefits from the curtailment programme implemented in 4Q10. Direct costs were down 10.8% y.o.y in 3Q11 (Euro 15 million) to Euro 120 million, reflecting: (1) lower traffic costs at TMN, following the impact of the regulatory MTR cuts and lower roaming interconnection costs; (2) lower costs associated with the directories business, and (3) lower costs associated with the provision of LAN services to schools. These declines were partially offset by an increase in programming costs reflecting the growth in customer base (+26.7% y.o.y, EoP) and notwithstanding the continued decline in average programming cost per customer (-24.9% y.o.y in 3Q11). Commercial costs were down by 6.6% y.o.y in 3Q11 (Euro 6 million) to Euro 81 milion, reflecting the racionalisation of TMN’s handset portfolio and lower equipment sales which are driving down cost of goods sold in mobile business, which more than compensated higher commissions and marketing on the back of continued marketing of Meo and of the new tariff plans in mobile. Other operating expenses were down by 10.9 % y.o.y in 3Q11 (Euro 17 million) to Euro 137 milion, as a result of: (1) lower support costs, which benefit from the introduction of a new self-care website, the revision of IVR self-care processes, and new script tools and revision of processes aimed at increasing first call resolution; (2) lower maintenance and repairs, which following the rollout of PT’s FTTH network benefit from less faults and also benefit from an extensive field force transformation programme that is delivering improved quality of service, and (3) a strict cost control, which is benefiting from several context initiatives, like renegotiation of network maintenance contracts, renegotiation of collection fees and car pooling for sales force and field force, that are already delivering visible results.

Table 15 _ Portuguese telecommunication operations income statement (1)	Euro million

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Operating revenues	731.0	789.3	(7.4)%		2,173.6	2,354.7	(7.7)%
Residential	171.0	162.3	5.4%		510.0	481.7	5.9%
Service revenues	168.0	160.8	4.5%		501.5	473.0	6.0%
Sales and other revenues	3.0	1.5	101.7%		8.4	8.7	(2.5)%
Personal	199.9	224.0	(10.8)%		574.8	648.1	(11.3)%
Service revenues	178.9	197.6	(9.5)%		520.1	584.2	(11.0)%
Customer revenues	162.2	173.9	(6.8)%		468.0	510.5	(8.3)%
Interconnection revenues	16.7	23.7	(29.6)%		52.1	73.7	(29.3)%
Sales and other	21.0	26.4	(20.2)%		54.7	63.9	(14.4)%
Enterprise	238.0	261.6	(9.0)%		736.7	817.2	(9.9)%
Wholesale, other and eliminations	122.1	141.5	(13.7)%		352.1	407.7	(13.6)%
Operating costs	401.1	443.4	(9.5)%		1,180.7	1,310.0	(9.9)%
Wages and salaries	63.9	69.3	(7.8)%		189.5	206.8	(8.4)%
Direct costs	120.0	134.5	(10.8)%		358.6	404.1	(11.3)%
Commercial costs	80.5	86.2	(6.6)%		224.1	235.3	(4.7)%
Other operating costs	136.7	153.4	(10.9)%		408.5	463.9	(11.9)%
EBITDA (2)	329.9	345.9	(4.6)%		992.9	1,044.7	(5.0)%
Post retirement benefits	12.5	17.8	(29.6)%		37.3	53.4	(30.2)%
Depreciation and amortisation	168.2	180.7	(6.9)%		519.7	494.9	5.0%
Income from operations (3)	149.2	147.3	1.3%		435.9	496.4	(12.2)%
EBITDA margin	45.1%	43.8%	1.3	pp	45.7%	44.4%	1.3	pp
Capex	149.6	138.5	8.0%		400.5	403.1	(0.7)%
Capex as % of revenues	20.5%	17.5%	2.9	pp	18.4%	17.1%	1.3	pp
EBITDA minus Capex	180.3	207.4	(13.0)%		592.4	641.6	(7.7)%

(1) Operations in Portugal include former wireline and TMN. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

In 3Q11, EBITDA in Portugal stood at Euro 330 million (-4.6% y.o.y) with a margin of 45.1% (+1.3pp y.o.y). EBITDA performance in the Wireline business is also noteworthy as it reached Euro 186 million (+0.9% y.o.y) in 3Q11 and Euro 564 million (+0.6% y.o.y) in 9M11. At TMN, EBITDA was down by 10.8% y.o.y to Euro 146 million in 3Q11, an improvement versus 9M11 (-11.3% y.o.y). EBITDA margin stood at 46.6% in 9M11, reflecting a very solid focus on cost cutting and profitability.

Capex in 9M11 was down by 0.7% y.o.y to Euro 400 million. Customer related capex stood Euro 130 million (-20.2% y.o.y), representing 32% of total capex in Portugal, as a result of lower unitary equipment costs and innovation, namely the roll out of the RF overlay that is bringing down the number of set top boxes per customer and a higher level of refurbished equipments that are reinstalled in new customers. Infrastructure capex was up by 16% y.o.y to Euro 210 million as a result of the investment in new technologies, including the FTTH rollout, the increased coverage of TMN’s base stations with fibre and the swap of TMN’s 2G network to 4G enabled equipment. EBITDA minus capex in 9M11 stood at Euro 592 million.

International Businesses

Oi

In 3Q11, Oi’s revenue generating units (RGUs) stood at 67,055 thousand, up by 7.5% y.o.y, including: 19,078 fixed lines (-6.5% y.o.y); 4,776 thousand broadband customers, “Oi Velox”,  up by 10.5% y.o.y, 330 thousand pay-TV customers (+17.9% y.o.y), and 42,871 thousand mobile customers, which grew by 14.7% y.o.y.

Table 16 _ Oi operating data

	3Q11	3Q10	y.o.y
Wireline Services - “Oi Fixo”
Lines in Service (‘000)	19,078	20,410	(6.5)%
Residential	13,277	14,487	(8.4)%
Commercial	5,004	5,088	(1.6)%
Public Telephones	797	836	(4.7)%
Alternatives Plans (‘000)	13,155	12,927	1.8%
Proportion of Lines in Service (%)	69.0%	63.3%	5.6	pp
ARPU Fixed (R$)	50.1	55.3	(9.4)%
Broadband Services - “Oi Velox”
Broadband Customers (‘000)	4,776	4,324	10.5%
Proportion of Lines in Service (%)	25.0%	21.0%	4.1	pp
ARPU Broadband (R$)	39.1	43.8	(10.8)%
Mobile Services - “Oi Móvel”
Mobile Customers (‘000)	42,871	37,387	14.7%
Pre-Paid Plans	35,657	30,962	15.2%
Post-Paid Plans	4,848	4,569	6.1%
Oi Control	2,367	1,856	27.5%
Oi Conta Total (‘000)	1,477	1,423	3.8%
Market Share Oi (%) - Brazil	18.9%	19.5%	(0.7	)pp
Proportion of Net Additions in Brazil (%)	13.3%	2.5%	10.8	pp
Monthly Churn rate (%)	4.1%	4.1%	0.0	pp
CAPU (R$)	31	24	29.2%
ARPU Mobile (R$)	22.2	22.9	(3.1)%
Pay TV - “Oi TV”
Pay TV Customers (‘000)	330	280	17.9%
RGUs (‘000)	67,055	62,401	7.5%

During 3Q11, Oi continued to invest in the convergence of services, making available to its customers “Oi Fixo Mais” and “Oi Fixo Ilimitado”. These plans add value to fixed phone calls by expanding its benefits including: (1) free minutes for local fixed calls; (2) free minutes for national long distance fixed calls using Oi’s long distance codes; (3) free minutes for local calls to Oi Mobile, and (4) digital calling services. At the end of 3Q11, Oi repositioned its offers that include unlimited on-net local fixed calls, aiming at strengthening its offering value proposition. This includes: (1) “Oi Fale Ilimitado Digital”, with unlimited minutes on-net local fixed calls, but the first 1,000 minutes can be use for off-net fixed calls, and digital calling services, and (2) “Oi Fixo Ilimitado Digital”, that includes all the benefits of “Oi Fale Ilimitado Digital” and more 5,000 minutes for national long distance fixed calls using Oi’s long distance calls. Oi continued to provide special commercial conditions to “Oi Velox” customers when joining these offers. Moreover, the company continued to market bundled offers (“Oi Conta Total”), in addition to Pay TV and fixed broadband, aiming at driving customer loyalty. During the quarter, Oi continued to invest in the quality of its fixed broadband service, which offers speeds up to 20Mbps for prices that start at R$39.90 per month, and expanded “Oi Velox” to 4,600 cities in Brazil. Oi also increased the speeds it provides to customers, as a means to differentiate and strengthen its services. As a result, the average fixed broadband speed stood at 2.33Mbps at the end of 3Q11, which compares to 2.13Mbps in June 2011, 1.91Mbps in March 2011 and 1.38Mbps in September 2010. As referred to above, “Oi Velox” customers reached 4,776 thousand at the end of 3Q11 (+10.5% y.o.y), including 938 thousand (20% of total base, compared to 17% at the end of June 2011) with speeds of more than 5Mbps and 446 thousand with speeds higher than 10Mbps (389 thousand as at 30 June 2011). In September 2011, Oi initiated a partnership with the Government for the implementation of “Plano Nacional de Banda Larga”), aiming at increasing the access and penetration of broadband in Brazil. Oi launched an initial plan with 1Mbps speed in 100 municipalities for and up to the end of the year more 200 cities will be covered. In this context, Oi pretends to cover 4,800 cities until 2014. Oi’s TV service is primarily targeted at its fixed customers. During 3Q11, Oi continued to promote the new offers launched in June 2011 aimed at increasing the penetration of TV plans with premium movies channels, namely Telecine and HBO. In October 2011, Oi launched its new service in Rio de Janeiro that includes GloboSat and TV Globo channels. Oi’s pay-TV service is made available in 23 states and in the Federal District. At the end of 3Q11, Oi’s pay-TV customers reached 330 thousand, having grown by 17.9% y.o.y.

Oi’s mobile customers stood at 42,871 (+14.7% y.o.y), with net additions of 1,331 thousand in 3Q11 and 5,484 thousand in the last 12 months. Oi’s mobile customer base already represents 63.9% of Oi’s total RGUs. Gross additions in 3Q11 stood at 6.5 million, a solid pace that represents the best performance since 2008. Churn level in the period is primarily explained by the decision to adopt a more restrictive policy to keep inactive customers in the customer base, particularly in the prepaid segment, aiming at minimising spectrum fees and improving Oi’s profitability. The implementation of this new policy began in 2Q11 and was finalised in 3Q11. It is worth highlighting that 41% of this quarter disconnections were in July, 33% in August and 26% in September. During 3Q11, Oi continued to market the new offers launched in the end of 2010, that allow daily bonuses, which are dependent on the amount of the recharges, that may be used for on-net and off-net SMS, local calls to fixed lines and Oi Mobile and long distance calls using Oi’s long distance codes to Oi fixed and mobile customers. In 3Q11, as a complement to these new offers, Oi launched SMS packages, allowing customers to send on-net and off-net messages with up to 64% discount. During 2011, Oi has been increasing some recharging requirements in certain regions, aiming at improving profitability, while at the same time offering improved bonuses to maintain the attractiveness of commercial offers. As a result, Oi’s mobile customer base grew 14.7% y.o.y. Prepaid customers stood at 35,657 thousand, representing 83.2% of Oi’s mobile customer base. Postpaid customers grew by 6.1% y.o.y to 4,848 thousand in 3Q11and “Oi Control” customers grew by 27.5% to 2,367 thousand customers.

During 3Q11, Oi continued to reinforce its strategy aimed at increasing attractiveness of its offers and convergence of its products. At the end of July 2011, Oi launched a new campaign for Fathers Day, bringing additional benefits for postpaid customers “Oi à Vontade” and “Oi Conta Total”. These additional benefits, beyond the initial ones, include up to 5 hours per day in local fixed calls to Oi mobile customers for “Oi Conta Total” plans and up to 5 hours per day in DDD for local calls made to any Oi or fixed line customer calls for “Oi à Vontade”plans. Oi also launched a new convergent offer, “Oi Conta Total Light”, following the purpose to repositioning “Oi Conta Total” existing plan, for customers with a low usage profile. This new offer includes mobile, fixed telephone and broadband for R$129. During the quarter, Oi also launched new data plans, “Oi Dados” and “Oi Velox 3G”, with a comprehensive range of tarrifs to reach all the customers profiles. These plans include 1Mbps speed and unlimited traffic. In 2011, Oi also continued to innovate through the introduction of new features and promotions for its prepaid customers. As from April 2011, the new offer for prepaid customers includes daily bonuses that can reach up to R$900 per month after the minimum initial recharge to be used on local or long distance calls to Oi’s mobile and fixed customers while at the same time allowing customers to send SMS and access the Internet. These campaigns and commercial initiatives are aimed at adding value to Oi’s prepaid offers, allowing the customer to improve its value perception and increase the popularity of mobile data and value added services.

In 3Q11, Oi’s consolidated gross revenue, as reported by Oi in compliance with Brazilian regulations, namely the requirements of Comissão de Valores Mobiliários (CVM) and presented in accordance with the IFRS, declined by 4.5% y.o.y to R$ 10,925 million and consolidated net revenue declined by 5.5% y.o.y to R$ 6,940.

Table 17 _ Oi consolidated revenues	R$ million, 100%

	3Q11	3Q10	y.o.y	9M11	9M10	y.o.y
Wireline	7,606	8,378	(9.2)%	23,424	25,623	(8.6)%
Local (exc. - VC1)	2,753	3,156	(12.8)%	8,628	9,640	(10.5)%
Local Fixed-to-Mobile (VC1)	873	1,001	(12.7)%	2,651	3,011	(12.0)%
Long Distance FF + PCS	900	1,062	(15.2)%	2,883	3,345	(13.8)%
LD Fixed-to-Mobile (VC2/3)	243	299	(18.7)%	756	944	(19.9)%
Network Usage	226	240	(5.6)%	711	704	1.0%
Data	2,226	2,190	1.6%	6,549	6,573	(0.4)%
Public Phones	53	113	(53.0)%	256	404	(36.7)%
Additional Services/Advanced Voice	331	318	4.1%	990	1,001	(1.1)%
Mobile	3,064	2,835	8.1%	8,715	8,229	5.9%
Services	3,030	2,802	8.1%	8,606	8,075	6.6%
Subscriptions	680	673	1.1%	1,929	1,929	0.0%
Outgoing Calls	1,084	1,060	2.3%	3,184	3,028	5.2%
Domestic/Inter. Roaming	30	25	20.8%	85	94	(9.5)%
Network Usage	695	648	7.2%	1,991	1,890	5.3%
Data / Value Added	540	395	36.5%	1,416	1,134	24.9%
Sales of handsets, sim cards and others	34	33	3.8%	109	154	(28.7)%
Other services	255	223	14.4%	783	669	17.0%
Total gross revenues	10,925	11,436	(4.5)%	32,923	34,521	(4.6)%
Consolidated net revenues	6,940	7,346	(5.5)%	20,949	22,182	(5.6)%
Wireline	4,830	5,332	(9.4)%	14,804	16,272	(9.0)%
Mobile	1,944	1,846	5.3%	5,641	5,400	4.5%
Other Services	166	168	(1.2)%	504	510	(1.2)%

Oi’s wireline gross revenues declined by 9.2% y.o.y to R$ 7,606 million. Wireline revenue performance is mainly explained by: (1) lower fixed-to-fixed local service revenues (-12.8% y.o.y), on the back of declining fixed lines in service and lower local traffic; (2) lower fixed-to-mobile calls (VC1), down by 12.7% y.o.y, due to lower installed base of fixed lines, the bundle in the fixed subscription fee of fixed to mobile calls and larger traffic bonuses offered by mobile operators; (3) lower long distance revenues (FF, SMP, VC2 and VC3) due to aggressive mobile offers that bundle long distance calls  in the subscription fee and the increase of Oi’s alternative plans that now include long distance calls; (4) lower remuneration of fixed network (-5.6% y.o.y), due to settlements with other telecom operators, and (5) higher data transmission service revenues (+1.6% y.o.y) due to higher revenues from wholesale and IP services and notwithstanding lower ARPU, as a result of a more aggressive commercial stance by Oi in the market to be able to compete more effectively, namely in broadband services.

Oi’s mobile gross revenues stood at R$ 3,064 million, having increased by 8.1% y.o.y on the back of higher revenues from subscription fees, outgoing calls and mainly data and value added services. This revenue performance is primarily due to: (1) higher subscription revenues (+1.1% y.o.y) on the back of postpaid customers growth; (2) increased traffic revenues (+2.3% y.o.y) on the back of customer growth; (3) network usage, which increased by 7.2% y.o.y, due to higher mobile traffic, primarily following the inclusion of free SMS in bundled offers, and (4) revenues from value added services, which increased by 36.5% y.o.y, on the back of higher penetration of 3G services and increased popularity of SMS offers. In 3Q11, data and value added revenues represented 17.8% of mobile service revenues as compared to 14.1% in 3Q10.

Table 18 _Oi income statement	R$ million, 100%

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Consolidated net revenues	6,939.5	7,345.8	(5.5)%		20,949.3	22,181.6	(5.6)%
Operating costs	4,472.2	4,550.6	(1.7)%		14,021.1	14,161.0	(1.0)%
Cost of Services	1,496.6	1,452.5	3.0%		4,325.2	4,421.8	(2.2)%
Cost of Goods Sold	47.5	11.7	n.m.		148.3	105.4	40.7%
Interconnection Costs	1,162.8	1,216.1	(4.4)%		3,494.1	3,778.1	(7.5)%
Selling Expenses	1,162.5	1,206.1	(3.6)%		3,695.9	3,593.6	2.8%
General and Administrative Expenses	671.0	565.2	18.7%		1,958.3	1,606.3	21.9%
Other Operating Expenses (Revenue), net	(68.1)	98.9	n.m.		399.2	655.8	(39.1)%
EBITDA (1)	2,467.3	2,795.2	(11.7)%		6,928.3	8,020.6	(13.6)%
Depreciation and amortisation	1,367.4	1,546.1	(11.6)%		4,258.8	4,635.4	(8.1)%
Income from operations	1,099.9	1,249.1	(11.9)%		2,669.5	3,385.2	(21.1)%
EBITDA margin	35.6%	38.1%	(2.5	)pp	33.1%	36.2%	(3.1	)pp

(1) EBITDA = income from operations + depreciation and amortisation.

EBITDA, as reported by Oi, amounted to R$ 2,467 million (-11.7% y.o.y), with a margin of 35.6%. EBITDA performance in 3Q11 as compared to 3Q10 reflected primarily lower wireline revenues, notwithstanding also lower operating expenses (-1.7% y.o.y to R$ 4,472 million). Oi’s opex decline was mainly driven by: (1) lower interconnection costs (-4.4% y.o.y), as a result of higher proportion of on-net traffic, as well as increased weight of SMS in total off-net usage; (2) lower provisions for bad debt (-34.8% y.o.y), due to  higher collection eficiency, namely in wireline business, having accounted for 1.5% of gross revenues in 3Q11, down by 0.7pp y.o.y, and (3) higher other operating revenues benefiting from lower provisions for profit sharing and from some reimbursements related to pension plans that present a surplus position; and notwithstanding the increase in: (1) wages and salaries (+14.2% y.o.y), as a result of increased staff levels, mainly in call centre areas, and salary adjustments occurred in December 2010, and (2) third-party services (+5.6% y.o.y), mostly due to higher selling expenses, namely in terms of commissions, focused on the postpaid mobile segment as well as on Oi Conta Total and fixed broadband. D&A declined by 11.6% y.o.y to R$ 1,367 million, largely due to lower D&A in the wireline business which benefited from assets already fully depreciated. EBIT declined by 11.9% y.o.y to R$ 1,100 million in 3Q11.

Other international assets

In 9M11, other international assets, on a pro-forma basis, increased their proportional revenues by 14.3% y.o.y to Euro 322 million and increased EBITDA by 4.9% y.o.y to Euro 157 million, mainly due to the performance in Unitel in Angola, CTM in Macao and in MTC in Namibia.

Table 19 _ Proportional income statement of other international assets (1)	Euro million

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Operating revenues	113.0	98.8	14.4%		322.3	282.0	14.3%
EBITDA (2)	55.2	50.9	8.4%		157.2	149.8	4.9%
Depreciation and amortisation	11.8	10.6	11.0%		34.5	30.6	12.7%
Income from operations (3)	43.5	40.3	7.7%		122.7	119.2	2.9%
EBITDA margin	48.9%	51.6%	(2.7	)pp	48.8%	53.1%	(4.4	)pp

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Table 20 _ Highlights of main assets in Africa and Asia (9M11) (1)	Million (financials)

		Rev.		EBITDA				EBITDA
	Stake	local	y.o.y	local	y.o.y	Margin	Rev. Eur	Eur
Unitel, Angola (2) (4)	25.00%	1,286	18.8%	728	14.2%	56.6%	914	518
MTC, Namibia (3) (4)	34.00%	1,156	8.3%	590	2.4%	51.0%	118	60
CVT, Cape Verde (3) (4)	40.00%	6,460	(0.2)%	3,219	1.6%	49.8%	59	29
CTM, Macao (2)	28.00%	2,979	47.3%	992	11.3%	33.3%	264	88
CST, S.Tomé & Principe (3) (4)	51.00%	214,275	(6.9)%	58,875	(14.2)%	27.5%	9	2
Timor Telecom, East Timor (3)	41.12%	48	18.2%	26	13.3%	54.2%	34	19

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 9M11, Unitel’s revenues and EBITDA, in Angolan Kwanzas, increased by 20.4% and by 16.0% y.o.y, respectively, and, in USD, increased by 18.8% and by % 14.2 y.o.y, to USD 1,286 million and 728 USD million. In 9M11 Unitel presented strong 3Q11 operational and financial figures on the back of campaigns to promote voice, increased penetration of mobile broadband, strengthening of its distribution channels and increased quality of its network.

In 9M11, MTC’s revenues and EBITDA increased by 8.3% and 2.4% y.o.y, reaching NAD 1,156 million and NAD 590 million, respectively. This revenue performance was achieved against a backdrop of a significant decline in MTRs and heavy promotions with traffic bonus to reinforce further MTC’s competitive position. Excluding the impact of lower MTRs (average tariff down 34.0% y.o.y), revenues and EBITDA would have increased by 10.0% and 4.3%, respectively. In 9M11, EBITDA margin stood at 51.0%. Data revenues accounted for 21.1% of service revenues. In 9M11, MTC focused its marketing efforts and commercial activity on: (1) launching BlackBerry solutions for postpaid and prepaid offers, thus further enhancing its smartphone offering; (2) campaigns aimed at promoting usage, and (3) boosting growth of broadband customers, under the brand Netman, with download speeds of up to 7.2 Mbps.

In 9M11, CVT’s revenues slightly decreased by 0.2% y.o.y to CVE 6,460 million, while EBITDA increased by 1.6% y.o.y to CVE 3,219 million. EBITDA margin stood at 49.8%. Revenues and EBITDA evolution were impacted by international accounting rules related to concession contracts (IFRIC 12). Excluding these effects, revenues and EBITDA would have increased by 2.9% and 2.2%, respectively. In 9M11, mobile revenues were positively impacted by retail and roaming revenue growth, while wireline revenues were positively impacted by broadband growth. In 9M11, CVT launched: (1) new commercial offers for corporate segment, under the new brand CVT Negócios; (2) several campaigns to stimulate SMS usage, and (3) new TV channels to strengthen further IPTV market momentum. Broadband and IPTV customers increased significantly, representing 25.6% and 11.0% of the wireline customer base, respectively.

In 9M11, CST’s revenues decreased by 6.9% y.o.y to STD 214,275 million and EBITDA decreased by 14.2% y.o.y to STD 58,875 million. EBITDA margin was 27.5%. Excluding some accounting reclassifications made during 9M11, revenues would have increased by 4.8% y.o.y. EBITDA performance was negatively impacted by a new tax on foreign suppliers and an increase in commercial costs. Excluding those impacts, EBITDA would have increased by 4.0% y.o.y. In 9M11, São Tomé e Príncipe reached more than 67% of penetration of mobile services.

In 9M11, CTM’s revenues and EBITDA increased by 47.3% y.o.y and by 11.3% y.o.y, to MOP 2,979 million and MOP 992 million, respectively. EBITDA margin stood at 33.3%. Revenue growth was driven by an increase in equipment sales and telecom services to corporate customers. Mobile service revenues increased by 14.0% impacted by growth in data and roaming revenues. Data revenues represented 20.0% of mobile service revenues. In 9M11, CTM launched several marketing campaigns aimed at increasing smartphones and wireless broadband penetration.

In 9M11, Timor Telecom’s revenues and EBITDA increased by 18.2% y.o.y and by 13.3% y.o.y, to USD 48 million and USD 26 million, respectively, mainly as a result of the strong increase in customer base. EBITDA margin stood at 54.2%. At the end of September, Timor Telecom had 548 thousand mobile customers. Data revenues accounted for 17.7% of mobile service revenues. In 9M11, Timor Telecom: (1) launched several voice and data stimulation campaigns, and (2) strengthened its distribution network.

04

Annexes

Wireline operating data (Portugal)

	3Q11	3Q10	y.o.y	9M11	9M10	y.o.y
Main accesses (‘000)	5,028	4,800	4.7%	5,028	4,800	4.7%
Retail accesses	4,709	4,428	6.3%	4,709	4,428	6.3%
PSTN/ISDN	2,662	2,695	(1.2)%	2,662	2,695	(1.2)%
Traffic-generating lines	2,589	2,593	(0.1)%	2,589	2,593	(0.1)%
Carrier pre-selection	73	102	(28.8)%	73	102	(28.8)%
Fixed broadband retail	1,072	964	11.2%	1,072	964	11.2%
Pay-TV customers	974	769	26.7%	974	769	26.7%
Wholesale accesses	319	372	(14.3)%	319	372	(14.3)%
Unbundled local loops	209	257	(18.7)%	209	257	(18.7)%
Wholesale line rental	58	63	(6.7)%	58	63	(6.7)%
Fixed broadband wholesale	51	52	(2.2)%	51	52	(2.2)%
Net additions (‘000)	64	66	(3.0)%	145	213	(31.9)%
Retail accesses	77	83	(7.4)%	182	239	(23.6)%
PSTN/ISDN	(10)	(15)	33.7%	(33)	(52)	35.8%
Traffic-generating lines	(3)	(6)	47.6%	(11)	(20)	46.2%
Carrier pre-selection	(7)	(9)	23.4%	(22)	(32)	29.3%
Fixed broadband retail	32	32	1.4%	71	102	(30.4)%
Pay-TV customers	55	67	(17.5)%	145	188	(23.3)%
Wholesale accesses	(13)	(17)	24.6%	(37)	(26)	(45.4)%
Unbundled local loops	(11)	(16)	29.5%	(33)	(23)	(40.9)%
Wholesale line rental	(2)	(1)	(110.9)%	(3)	(1)	n.m.
Fixed broadband wholesale	0	(0)	167.5%	(1)	(1)	46.2%
Retail RGU per access (1)	1.77	1.64	7.6%	1.77	1.64	7.6%
ARPU (Euro)	29.7	29.9	(0.7)%	30.0	30.1	(0.4)%
Total traffic (million minutes)	2,576	2,688	(4.2)%	7,833	8,141	(3.8)%
Employees	6,389	6,662	(4.1)%	6,389	6,662	(4.1)%

(1) Retail accesses per PSTN/ISDN line.

Mobile operating data (1) (Portugal)

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Customers (‘000)	7,354	7,314	0.5%		7,354	7,314	0.5%
Net additions (‘000)	20	46	(55.9)%		(65)	62	n.m.
Total traffic (million minutes)	2,754	2,716	1.4%		7,998	7,849	1.9%
MOU (minutes)	125	124	0.5%		121	120	0.6%
ARPU (Euro)	13.4	14.7	(9.4)%		13.0	13.2	(1.8)%
Customer	11.6	12.7	(8.6)%		11.5	11.5	0.3%
Interconnection	1.1	1.6	(30.6)%		1.2	1.5	(22.9)%
Data as % of service revenues (%)	28.9	25.2	3.7	pp	27.7	24.5	3.2	pp
SARC (Euro)	30.6	30.0	1.8%		32.2	28.8	11.7%
Employees	1,065	1,043	2.1%		1,065	1,043	2.1%

(1) Includes MVNO subscribers.

Wireline income statement (1) (Portugal)	Euro million

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Operating revenues	458.6	481.6	(4.8)%		1,376.0	1,452.6	(5.3)%
Retail	241.5	240.7	0.3%		730.0	724.9	0.7%
Wholesale	119.7	127.2	(5.9)%		344.4	368.6	(6.6)%
Data & corporate	64.7	67.6	(4.3)%		200.4	220.0	(8.9)%
Other wireline revenues	32.7	46.1	(28.9)%		101.2	139.2	(27.3)%
Operating costs (2)	272.9	297.6	(8.3)%		812.4	892.2	(8.9)%
Wages and salaries	52.9	57.2	(7.5)%		156.2	171.0	(8.7)%
Direct costs	100.2	110.7	(9.5)%		298.5	331.1	(9.8)%
Commercial costs	30.4	29.4	3.4%		82.1	89.8	(8.7)%
Other operating costs	89.4	100.3	(10.9)%		275.7	300.3	(8.2)%
EBITDA (3)	185.7	184.1	0.9%		563.6	560.4	0.6%
Post retirement benefits	12.5	17.8	(29.7)%		37.3	53.4	(30.3)%
Depreciation and amortisation	122.9	121.5	1.2%		373.3	337.4	10.6%
Income from operations (4)	50.3	44.8	12.2%		153.1	169.5	(9.7)%
EBITDA margin	40.5%	38.2%	2.3	pp	41.0%	38.6%	2.4	pp
Capex	114.4	107.0	6.9%		308.4	319.0	(3.3)%
Capex as % of revenues	24.9%	22.2%	2.7	pp	22.4%	22.0%	0.5	pp
EBITDA minus Capex	71.3	77.1	(7.5)%		255.2	241.3	5.7%

(1) Includes intragroup transactions. (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Mobile income statement (1) (Portugal)	Euro million

	3Q11	3Q10	y.o.y		9M11	9M10	y.o.y
Operating revenues	320.0	355.9	(10.1)%		929.7	1,045.4	(11.1)%
Services rendered	294.5	322.2	(8.6)%		860.0	960.9	(10.5)%
Customer	256.6	278.2	(7.8)%		761.9	833.3	(8.6)%
Interconnection	24.3	34.8	(30.0)%		76.3	108.6	(29.7)%
Roamers	13.6	9.1	48.6%		21.8	19.1	14.6%
Sales	23.1	31.3	(26.2)%		61.4	77.4	(20.7)%
Other operating revenues	2.4	2.5	(4.5)%		8.3	7.2	15.5%
Operating costs (2)	174.4	192.7	(9.5)%		496.2	557.0	(10.9)%
Wages and salaries	11.2	12.2	(8.1)%		33.9	35.9	(5.4)%
Direct costs	57.6	62.5	(7.8)%		163.1	187.1	(12.8)%
Commercial costs	52.4	59.5	(12.0)%		149.0	153.6	(3.0)%
Other operating costs	53.2	58.5	(9.0)%		150.3	180.5	(16.7)%
EBITDA (3)	145.5	163.2	(10.8)%		433.5	488.4	(11.3)%
Depreciation and amortisation	46.6	60.7	(23.2)%		150.6	161.6	(6.8)%
Income from operations (4)	98.9	102.5	(3.5)%		282.8	326.8	(13.5)%
EBITDA margin	45.5%	45.9%	(0.4)	pp	46.6%	46.7%	(0.1)	pp
Capex	35.2	31.5	11.7%		92.1	84.1	9.5%
Capex as % of revenues	11.0%	8.9%	2.1	pp	9.9%	8.0%	1.9	pp
EBITDA minus Capex	110.3	131.7	(16.2)%		341.4	404.3	(15.6)%

(1) Includes intragroup transactions. (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (3) EBITDA = income from operations + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

05

Changes in Accounting Policies

Following the disposal of the investment in Brasilcel in September 2010 and in accordance with IFRS 5, VIVO business line was presented as a discontinued operation in 2010 income and cash flows statements.

Please see additional information in the notes to our financial statements as of 30 September 2011.

06

Glossary

ARPU	Average Revenue per User. Monthly average recurrent service revenues per average number of users in the period, includes interconnection and roaming out revenues.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid – payments related with PRB – income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period. Segmented MoU does not include interconnection minutes.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

Conference Call details

Date: 3 November 2011

Time: 15:00 (Portugal/UK), 16:00 (CET),

11:00 (US/NY)

Telephone numbers

Outside US: +1 201 689 7817

US and Canada: 877 269 7756

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 201 612 7415

(Account Number: 3082, Conference ID: 382005)

US and Canada callers: 877 660 6853

(Account Number: 3082, Conference ID: 382005)

Contacts

Luís Pacheco de Melo

Group Chief Financial Officer

luis.p.melo@telecom.pt

Bruno Saldanha

Chief Accounting Officer

bruno.m.saldanha@telecom.pt

Nuno Vieira

Investor Relations Officer

nuno.t.vieira@telecom.pt

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.